Exhibit 99.1

ICON Reports Second Quarter 2014 and Increases Earnings Guidance

Highlights – Second Quarter Fiscal 2014

  Quarter 2 net revenue increased 12.5% year on year to $376 million.
  Income from operations was $48.3 million or 12.8% of revenue.
  Earnings per share were 64 cents.
  Gross business wins were $521 million, representing a gross book to bill of 1.38. Net business wins were $458 million, representing a net book to bill of 1.22.
  Earnings guidance increased from a range of $2.30 - $2.40 to a range of $2.62 - $2.68 and revenue guidance narrowed to a range of $1,490 million - $1,530 million.

DUBLIN--(BUSINESS WIRE)--July 30, 2014--ICON plc, (NASDAQ:ICLR), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the second quarter ended June 30, 2014.

For the second quarter, net revenue grew 12.5% year on year to $376 million from $334.2 million in Q2 2013.

Income from operations, excluding restructuring and other items, was $48.3 million or 12.8% of revenue, compared to $30.9 million or 9.3% for the same quarter last year.

Net income, excluding restructuring and other items, was $40.8 million or 64 cents per share on a diluted basis, compared with $26.5 million or 43 cents per share for the same quarter last year.

Revenue in the first half of 2014 increased 11.5% to $726 million from $651 million in 2013.

Income from operations in the first half of 2014, excluding restructuring charges, was $91.3 million or 12.6% of revenue, compared with $58.3 million or 9% of revenue in the previous year.

Net income in the first half of 2014, excluding restructuring charges, was $77 million or $1.22 per share on a diluted basis, compared with $48.7 million or 79 cents per diluted share last year.

Guidance for the full year 2014 has been updated with EPS guidance increased from a range of $2.30 - $2.40 to a range of $2.62 - $2.68 and revenue narrowed to a range of $1.490 billion - $1.530 billion.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 40 days at June 30, 2014, compared with 35 days at the end of March 2014.

For the quarter ended June 30, 2014, cash used in operating activities was $54.9 million and capital expenditure was $6.8 million. In addition during the quarter the acquisition of Aptiv Solutions was completed for an initial cash consideration of $143.5m. The company’s net cash amounted to $175 million at June 30, 2014, compared to net cash of $364 million at March 31, 2014.

CEO Ciaran Murray commented, “We continue to make progress in line with our strategic plan delivering $458 million of new business in the quarter, representing a book to bill of 1.22. In Quarter 2 revenues grew 12.5% over 2013 and operating margins expanded to 12.8%.Consequently we are increasing our full year EPS guidance from a range of $2.30 - $2.40 to a range of $2.62 - $2.68 and narrowing our revenue guidance to a range of $1.490 billion - $1.530 billion.”

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold its second quarter conference call today, July 30, 2014 at 8:30 EST [13:30 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 83 locations in 38 countries and has approximately 11,000 employees. Further information is available at www.iconplc.com.

Source: ICON plc

Contact: Investor Relations 1-888-381-7923 or

Brendan Brennan Chief Financial Officer + 353 –1-291-2000

Simon Holmes EVP Investor Relations and Corporate Development + 353 –1-291-2000

All at ICON.

ICON/ICLR-F

ICON plc

Consolidated Income Statements (Unaudited) (Before restructuring and other items)

Three and Six Months ended June 30, 2014 and June 30, 2013

(Dollars, in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013

Gross Revenue	506,404	469,626	982,948	888,685

Reimbursable expenses	130,384	135,407	257,294	237,677

Net Revenue	376,020	334,219	725,654	651,008

Costs and expenses
Direct Costs	227,188	214,231	443,328	416,592
Selling, general and administrative	87,622	77,548	166,570	153,112
Depreciation and amortisation	12,922	11,520	24,470	22,976

Total costs and expenses	327,732	303,299	634,368	592,680

Income from operations	48,288	30,920	91,286	58,328

Net interest income / (expense)	(38)	(100)	53	(285)

Income before provision for income taxes	48,250	30,820	91,339	58,043

Provision for income taxes	7,467	4,315	14,361	9,336

Net Income	40,783	26,505	76,978	48,707

Net income per ordinary share
Basic	$0.66	$0.44	$1.24	$0.80

Diluted	$0.64	$0.43	$1.22	$0.79

Weighted average number of ordinary shares
Basic	61,934,923	60,724,296	61,855,783	60,555,945

Diluted	63,343,269	61,898,903	63,290,292	61,607,757

ICON plc

Consolidated Income Statements (Unaudited) (US GAAP)

Three and Six Months ended June 30, 2014 and June 30, 2013

(Dollars, in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013

Gross Revenue	506,404	469,626	982,948	888,685

Reimbursable expenses	130,384	135,407	257,294	237,677

Net Revenue	376,020	334,219	725,654	651,008

Costs and expenses
Direct costs	227,188	214,231	443,328	416,592
Selling, general and administrative	87,622	77,548	166,570	153,112
Depreciation and amortization	12,922	11,520	24,470	22,976
Restructuring and other items	-	4,621	-	9,033

Total costs and expenses	327,732	307,920	634,368	601,713

Income from operations	48,288	26,299	91,286	49,295

Net interest expense	(38)	(100)	53	(285)

Income before provision for income taxes	48,250	26,199	91,339	49,010

Provision for income taxes	7,467	3,720	14,361	7,486

Net income	40,783	22,479	76,978	41,524

Net income per ordinary share
Basic	$0.66	$0.37	$1.24	$0.69

Diluted	$0.64	$0.36	$1.22	$0.67

Weighted average number of ordinary shares
Basic	61,934,923	60,724,296	61,855,783	60,555,945

Diluted	63,343,269	61,898,903	63,290,292	61,607,757

ICON plc

Summary Balance Sheet Data

June 30, 2014 and March 31, 2014

(Dollars, in thousands)

	June 30,	March 31,
	2014	2014
	(Unaudited)	(Unaudited)

Net cash	175,372	363,521

Accounts receivable	382,924	337,600
Unbilled revenue	139,739	116,653
Payments on account	(290,754)	(269,771)
Total	231,909	184,482

Working Capital	295,511	405,923

Total Assets	1,525,740	1,484,541

Shareholder's Equity	998,333	960,785

CONTACT:
ICON plc
Investor Relations
1-888-381-7923
or
Brendan Brennan, + 353 1 291 2000
CFO
or
Simon Holmes, +3531 291 2000
EVP IR & Corporate Development
http://www.iconplc.com